                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77C

(a) A Special Meeting of the Shareholders of the Growth & Income Trust, a series of John Hancock Trust (the "Trust) was held at the Trust's principal office at 601 Congress Street, Boston Massachusetts on October 17, 2005 at 10:00 a.m.

(b)  Not Applicable

(c)  Proposals

Proposal Approval of an Amended Advisory Agreement between the Trust and John Hancock Investment Management Services, LLC increasing advisory fees.

At the meeting, the proposal was approved by the shareholders of the Growth & Income Trust. The number of votes cast FOR or AGAINST or which ABSTAINED from voting is set forth below for each proposal:

                                             SHARES
                        -----------------------------------------------
PORTFOLIO                     FOR            AGAINST        ABSTAINED
---------               --------------   --------------   -------------
PROPOSAL 1
Growth & Income Trust   37,559,572.797   15,715,529.962   4,511,713.768


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